Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Summary of Proceedings of the 78th Annual General Meeting (‘AGM’) of the Tata Motors Limited (“the Company”)

Mumbai, August 10, 2023: The 78th AGM of the Company was held on Tuesday, August 8, 2023 from 3:00 p.m. (IST) to 6:45 p.m. (IST). The AGM was conducted through Video Conferencing (‘VC’) / Other Audio-Visual Means (‘OAVM') to transact the business as stated in the Notice dated May 12, 2023 convening the 78th AGM.

In this regard, we are enclosing herewith the Summary of proceedings of the AGM of the Company as required under Regulation 30 read with part A of Schedule III of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘Listing Regulations’).

The video recording of the proceedings of the AGM is also being made available on the website of the Company at www.tatamotors.com.

This is for your information and records.

Summary of proceedings of the 78th Annual General Meeting(‘AGM’/’Meeting’) of the Members of the Company

The 78th AGM of the Members of Tata Motors Limited (“the Company”) was heldon Tuesday, August 8, 2023 at 3:00 p.m. (IST) through two-way Video Conferencing (‘VC’) / Other Audio Visual Means (‘OAVM’). The Meeting was conducted in accordance with relevant Circulars issued by the Ministry of Corporate Affairs (‘MCA’) and the Securities and Exchange Board of India (‘SEBI’) in this regard.

Mr Maloy Kumar Gupta, Company Secretary, welcomed the Members to the Meeting and briefed them on certain points relating to the participation at the Meeting through VC.

Mr Natarajan Chandrasekaran, Chairman of the Board, chaired the Meeting. The requisite quorum being present, the Chairman called the Meeting to order. The Chairman welcomed all the Directors and requested those, who joined through VC, to introduce themselves to the Members. He also introduced the Executive Director and other Senior Management Personnel present with him at the common venue. The respective Chairpersons of the Audit Committee, Stakeholders Relationship Committee, Nomination & Remuneration Committee, Corporate Social Responsibility Committee, Risk Management Committee and Safety, Health & Sustainability Committee were present at the AGM. The representatives of the Company’s Statutory Auditors and Secretarial Auditors were also present at the Meeting through VC. The Chairman welcomed the Union Leaders present at the Meeting and acknowledged their contribution in maintaining industrial harmony throughout the year.

The Chairman informed the Members that the proceedings of the Meeting was video recorded and a live streaming was being webcast on the website of National Depository System Limited (‘NSDL’). The Company had taken all the requisite steps to enable Members to participate and vote on the items of businesses considered at the AGM.

The details of authorized representations received from promoter group shareholders were informed to the Members. Since there was no physical attendance of Members and in compliance with the Circulars issued by MCA and SEBI, the requirement of appointing proxies was not applicable, except for the authorized representatives of corporate shareholders. Further, the Registers as required under the Companies Act, 2013 and other relevant documents mentioned in the Notice were available for inspection in electronic mode.

It was informed to the Members that the Statutory Auditors’ Report and Secretarial Auditor’s Report did not contain any qualifications, other reservations, adverse remarks or disclaimers and hence the Notice of the Meeting and the Auditors’ Reports for the financial year ended March 31, 2023 were taken as read.

The Chairman then addressed the Members. In his speech, the Chairman spoke, inter-alia, about the macro trends in the automobile industry, the highlights of passenger vehicles, commercial vehicles, electric vehicles and Jaguar Land Rover, various corporate actions, inter alia, delisting of American Depository Shares from New York Stock Exchange, Scheme of Arrangement for reduction of capital by way of cancellation of “A’ Ordinary Shares, etc., undertaken by the Company and the outlook of the Company highlighting strong demand, easing of supply chain constraints, shift to sustainable mobility and creation of a virtuous cycle of growth and returns for the shareholders.

The Chairman, thereafter, requested Mr. P B Balaji, Group Chief Financial Officer to make a presentation to the Members. Mr. Balaji made a presentation covering, inter-alia, the FY23 Revenue, EBIDTA and PBT.

Then, the Company Secretary informed that the Members who were present at the AGM but had not cast their votes earlier through remote e-voting, may cast their vote during the AGM and explained the process of e-voting on the Resolutions during the meeting through the NSDL e-voting website. He further informed that Mr P N Parikh (Membership No. FCS 327) of M/s Parikh & Associates, Practicing Company Secretaries was appointed as the Scrutinizer by the Board to scrutinize the remote e-voting process prior to and during the AGM in a fair and transparent manner.

The Chairman then invited the Members to express their views, give suggestions and make enquiries on the operations and financial performance of the Company and related matters. After the Members expressed their views and asked their queries, the Chairman responded to the queries raised by them.

The Chairman thanked the Members for their continuous support and for attending and participating at the Meeting and requested the Members who had not voted earlier, to complete e-voting in the next 15 minutes. The Chairman authorized the Company Secretary to carry out the voting process and declare the voting results within the stipulated time.

Accordingly, the e-voting facility was kept open for the next 15 minutes to enable the Members to cast their vote. Upon completion of the e-voting process, Mr Maloy Kumar Gupta, Company Secretary declared that the meeting closed.

Post the conclusion of the remotee-voting, the Scrutinizers' report was receivedby the Company at 10:40 p.m on August 8, 2023 and as set out therein all the said Resolutions were declared passed with the requisite majority, as per details mentioned in the table and marked as Annexure 1.

This is for your information and records.

ANNEXURE – 1

The following Resolutions were passed with requisite majority by the Members of Tata Motors Limited, as per the Notice convening the 78th Annual General Meeting held on Tuesday, August 8, 2023:

Item No.	Details of the Resolutions passed at the 78th AGM	Type of the Resolution
1

To receive, consider and adopt the Audited Standalone Financial Statements of the Company for the financial year ended March31, 2023 together with the Reports of the Board of Directors and the Auditors thereon.

Ordinary
2	To receive, consider and adopt the Audited Consolidated Financial Statements of the Company for the financial year ended March 31, 2023 together with the Report of the Auditors thereon.	Ordinary
3	To declare dividend on Ordinary Shares and ‘A’ Ordinary Shares of the Company for the financial year ended March 31, 2023.	Ordinary
4	To appointa Director in place of Mr N Chandrasekaran (DIN:00121863), who retires by rotation and being eligible, offers himself for re-appointment.	Ordinary
5	Appointment of Mrs. UshaSangwan (DIN:02609263) as a Director and as an Independent Director	Special
6	Remuneration to Non-Executive Directors (including Independent Directors)	Special
7	Appointment of Branch Auditors	Ordinary
8	Ratification of Cost Auditor’s Remuneration	Ordinary
9	Material Related Party Transaction(s) between the Company and Tata Technologies Limited, its subsidiary	Ordinary
10	Material RelatedParty Transaction(s) of the Companyand/or TMF Holdings Limited, a wholly owned subsidiary of the Company with Tata Cummins Private Limited, a Joint Operations Company	Ordinary
11

Material Related Party Transaction(s) of the Company and its identified subsidiaries with Tata Capital Financial Services Limited, a subsidiary of Tata Sons Private Limited, the Promoter of the Company

Ordinary
12	Material Related Party Transaction(s) of the Company and its identified subsidiaries with Fiat India Automobiles Private Limited, a Joint Operations Company	Ordinary
13	Material Related Party Transaction(s) of Tata Motors Passenger Vehicles Limited, a whollyowned subsidiary of the Companywith certain identified Related Parties of the Company	Ordinary
14	Material Related Party Transaction(s) of Jaguar Land Rover Group of Companies, subsidiaries of the Companywith Chery JaguarLand Rover Automotive Company Limited, a joint Venture of JLR Group	Ordinary
15	Material Related Party Transaction(s) of the Company and/or its identified subsidiaries including Jaguar Land Rover Group of Companies, with Tata Consultancy Services Limited and its subsidiaries.	Ordinary
16

Material Related Party Transaction(s) of the Company with Tata Steel Limited (TSL), identified subsidiaries / affiliates of TSL and Poshs Metals Industries Private Limited (a third party) through dealers of TSL.

Ordinary
17	Material Related Party Transaction(s) between Tata Cummins Private Limited, a Joint Operations Company with its Related Parties.	Ordinary

-Ends-

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fuelled by state-of-the-art design and R&D centres located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.